UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 43)*

AutoZone, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

053332102

(CUSIP Number)

David A. Katz

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 2, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 Pages

CUSIP No. 053332102
1		NAME OF REPORTING PERSON ESL Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 4,189,013
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 4,189,013
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,928,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 053332102
1		NAME OF REPORTING PERSON ESL Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 998
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 998
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,928,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 053332102

1	NAME OF REPORTING PERSON ESL Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 1,384,594
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 1,384,594
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,928,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 053332102
1		NAME OF REPORTING PERSON Acres Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 2,000,000
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 2,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,928,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 053332102
1		NAME OF REPORTING PERSON RBS Investment Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 998
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 998
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,928,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 053332102
1		NAME OF REPORTING PERSON Tynan, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 13,565
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 13,565
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,928,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 053332102
1		NAME OF REPORTING PERSON RBS Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 5,573,607
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 5,573,607
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,928,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 053332102

1		NAME OF REPORTING PERSON ESL Investments, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 7,574,605
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 7,574,605
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,928,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 053332102
1		NAME OF REPORTING PERSON Edward S. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 9,899,457
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 8,278,246
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,928,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 053332102
1		NAME OF REPORTING PERSON William C. Crowley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) X (b) _
3		SEC USE ONLY
4		SOURCE OF FUNDS N/A
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 28,618
NUMBER OF SHARES BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 20,781
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,928,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON IN

               This Amendment No. 43 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the "Shares"), of AutoZone, Inc., a Delaware corporation (the "Issuer").  This Amendment No. 43 amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), ESL Investors, L.L.C., a Delaware limited liability company (“Investors”), Acres Partners, L.P., a Delaware limited partnership (“Acres”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), Tynan, LLC, a Delaware limited liability company (“Tynan”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“Investments”), Edward S. Lampert and William C. Crowley, both United States citizens, by furnishing the information set forth below.  Partners, Institutional, Investors, Acres, RBSIM, Tynan, RBS, Investments, Mr. Lampert and Mr. Crowley are collectively defined as the “Filing Persons.”  Except as otherwise specified in this Amendment, all previous Items are unchanged.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

               The Filing Persons are filing this Amendment No. 43 to report recent open-market sales of Shares that have decreased the amount of Shares that the Filing Persons may be deemed to beneficially own by an amount greater than one percent of the outstanding Shares of the Issuer.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) As of November 3, 2011, the Filing Persons may be deemed to beneficially own an aggregate of 9,928,075 Shares (which represents approximately 24.9% of the 39,888,099 Shares outstanding as of October 17, 2011, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on October 24, 2011).

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED	Percentage of Outstanding Shares	SOLE VOTING POWER	SHARED VOTING POWER	SOLE DISPOSITIVE POWER	SHARED DISPOSITIVE POWER
ESL Partners, L.P.	9,928,075 (1)	24.9%	4,189,013	0	4,189,013	0
ESL Institutional Partners, L.P.	9,928,075 (1)	24.9%	998	0	998	0
ESL Investors, L.L.C.	9,928,075 (1)	24.9%	1,384,594	0	1,384,594	0
Acres Partners, L.P.	9,928,075 (1)	24.9%	2,000,000	0	2,000,000	0
RBS Investment Management, L.L.C.	9,928,075 (1)	24.9%	998 (2)	0	998 (2)	0
Tynan, LLC	9,928,075 (1)	24.9%	13,565	0	13,565	0
RBS Partners, L.P.	9,928,075 (1)	24.9%	5,573,607 (4)	0	5,573,607 (4)	0
ESL Investments, Inc.	9,928,075 (1)	24.9%	7,574,605 (5)	0	7,574,605 (5)	0
Edward S. Lampert	9,928,075 (1)	24.9%	9,899,457 (6)	0	8,278,246 (3)	0
William C. Crowley	9,928,075 (1)	24.9%	28,618 (7)	0	20,781 (3)	0

(1)        This number consists of 4,189,013 Shares held by Partners, 998 Shares held by Institutional, 1,384,594 Shares held in an account established by the investment member of Investors, 2,000,000 Shares held by Acres, 13,565 Shares held by Tynan, 15,053 Shares held by Mr. Crowley, 2,275,322 Shares held by Mr. Lampert and 49,530 Shares held by The Lampert Foundation (formerly known as “The Edward and Kinga Lampert Foundation”), of which Mr. Lampert is a trustee.

(2)        This number consists of 998 Shares held by Institutional.

(3)        This number excludes Shares subject to the Lock-Up Agreement described herein.

(4)        This number consists of 4,189,013 Shares held by Partners and 1,384,594 Shares held in an account established by the investment member of Investors.

(5)        This number consists of 4,189,013 Shares held by Partners, 998 Shares held by Institutional, 1,384,594 Shares held in an account established by the investment member of Investors and 2,000,000 Shares held by Acres.

(6)        This number consists of 4,189,013 Shares held by Partners, 998 Shares held by Institutional, 1,384,594 Shares held in an account established by the investment member of Investors, 2,000,000 Shares held by Acres, 2,275,322 Shares held by Mr. Lampert and 49,530 Shares held by The Lampert Foundation (formerly known as “The Edward and Kinga Lampert Foundation”), of which Mr. Lampert is a trustee.

(7)        This number consists of 13,565 Shares held by Tynan and 15,053 Shares held by Mr. Crowley.

In addition, Mr. Crowley directly owns options, which are not exercisable in the next 60 days, to purchase 3,000 Shares.

            (c)        Other than as set forth in Annex A hereto, there have been no transactions in Shares by any of the Filing Persons since October 26, 2011, the record date of the last Amendment on Schedule 13D by the Filing Persons.

(d)        Not applicable.

(e)        Not applicable.

                                                                                      SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 3, 2011

ESL PARTNERS, L.P.

By:  RBS Partners, L.P., as its general partner

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title: Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:  RBS Investment Management, L.L.C., as its general partner

By:  ESL Investments, Inc., as its manager

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTORS, L.L.C.

By:  RBS Partners, L.P., as its managing member

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ACRES PARTNERS, L.P.

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:  ESL Investments, Inc., as its manager

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

TYNAN, LLC

By:       /s/ William C. Crowley
Name:  William C. Crowley
Title:  Manager

RBS PARTNERS, L.P.

By:  ESL Investments, Inc., as its general partner

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

ESL INVESTMENTS, INC.

By:  /s/ Adrian J. Maizey

        Name:  Adrian J. Maizey
Title:  Chief Financial Officer

EDWARD S. LAMPERT

/s/ Edward S. Lampert

WILLIAM C. CROWLEY

/s/ William C. Crowley

ANNEX A

Recent Transactions by the Filing Persons in the Securities of AutoZONE, Inc.

Entity	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Weighted Average Price per Share ($)
ESL Partners, L.P.	10/27/2011	Open Market Sales	35,425	$330.52
ESL Partners, L.P.	10/27/2011	Open Market Sales	58,703	$331.16
ESL Partners, L.P.	10/27/2011	Open Market Sales	6,136	$332.48
ESL Partners, L.P.	10/27/2011	Open Market Sales	154	$333.00
ESL Partners, L.P.	10/28/2011	Open Market Sales	9,453	$328.38
ESL Partners, L.P.	10/28/2011	Open Market Sales	1,909	$330.93
ESL Partners, L.P.	10/28/2011	Open Market Sales	380	$331.26
ESL Partners, L.P.	10/31/2011	Open Market Sales	17,979	$326.67
ESL Partners, L.P.	10/31/2011	Open Market Sales	33,972	$327.45
ESL Partners, L.P.	10/31/2011	Open Market Sales	462	$328.38
ESL Partners, L.P.	11/1/2011	Open Market Sales	28,144	$326.99
ESL Partners, L.P.	11/1/2011	Open Market Sales	2,672	$327.74
ESL Partners, L.P.	11/2/2011	Open Market Sales	45,520	$325.15
ESL Partners, L.P.	11/2/2011	Open Market Sales	2,215	$326.09
ESL Partners, L.P.	11/3/2011	Open Market Sales	41,994	$325.14
ESL Partners, L.P.	11/3/2011	Open Market Sales	784	$326.09
ESL Investors, L.L.C.	10/27/2011	Open Market Sales	12,754	$330.52
ESL Investors, L.L.C.	10/27/2011	Open Market Sales	21,133	$331.16
ESL Investors, L.L.C.	10/27/2011	Open Market Sales	2,209	$332.48
ESL Investors, L.L.C.	10/27/2011	Open Market Sales	56	$333.00
ESL Investors, L.L.C.	10/28/2011	Open Market Sales	8,014	$328.38
ESL Investors, L.L.C.	10/28/2011	Open Market Sales	1,618	$330.93
ESL Investors, L.L.C.	10/28/2011	Open Market Sales	323	$331.26
ESL Investors, L.L.C.	10/31/2011	Open Market Sales	4,420	$326.67
ESL Investors, L.L.C.	10/31/2011	Open Market Sales	8,352	$327.45
ESL Investors, L.L.C.	10/31/2011	Open Market Sales	114	$328.38
ESL Investors, L.L.C.	11/1/2011	Open Market Sales	8,559	$326.99
ESL Investors, L.L.C.	11/1/2011	Open Market Sales	813	$327.74
ESL Investors, L.L.C.	11/2/2011	Open Market Sales	14,308	$325.15
ESL Investors, L.L.C.	11/2/2011	Open Market Sales	697	$326.09
ESL Investors, L.L.C.	11/3/2011	Open Market Sales	15,508	$325.14
ESL Investors, L.L.C.	11/3/2011	Open Market Sales	289	$326.09
ESL Institutional Partners, L.P.	10/27/2011	Open Market Sales	8	$330.52
ESL Institutional Partners, L.P.	10/27/2011	Open Market Sales	15	$331.16
ESL Institutional Partners, L.P.	10/27/2011	Open Market Sales	2	$332.48
ESL Institutional Partners, L.P.	10/28/2011	Open Market Sales	3	$328.38
ESL Institutional Partners, L.P.	10/28/2011	Open Market Sales	1	$330.93
ESL Institutional Partners, L.P.	10/31/2011	Open Market Sales	4	$326.67
ESL Institutional Partners, L.P.	10/31/2011	Open Market Sales	7	$327.45
ESL Institutional Partners, L.P.	11/1/2011	Open Market Sales	6	$326.99
ESL Institutional Partners, L.P.	11/1/2011	Open Market Sales	1	$327.74
ESL Institutional Partners, L.P.	11/2/2011	Open Market Sales	10	$325.15
ESL Institutional Partners, L.P.	11/2/2011	Open Market Sales	1	$326.09
ESL Institutional Partners, L.P.	11/3/2011	Open Market Sales	11	$325.14
Edward S. Lampert	10/27/2011	Open Market Sales	20,206	$330.52
Edward S. Lampert	10/27/2011	Open Market Sales	33,483	$331.16
Edward S. Lampert	10/27/2011	Open Market Sales	3,499	$332.48
Edward S. Lampert	10/27/2011	Open Market Sales	88	$333.00
Edward S. Lampert	10/28/2011	Open Market Sales	9,106	$328.38
Edward S. Lampert	10/28/2011	Open Market Sales	1,839	$330.93
Edward S. Lampert	10/28/2011	Open Market Sales	366	$331.26
Edward S. Lampert	10/31/2011	Open Market Sales	8,598	$326.67
Edward S. Lampert	10/31/2011	Open Market Sales	16,246	$327.45
Edward S. Lampert	10/31/2011	Open Market Sales	221	$328.38
Edward S. Lampert	10/31/2011	Bona Fide Gift to the Lampert Foundation	15,335	N/A
Edward S. Lampert	11/1/2011	Open Market Sales	14,386	$326.99
Edward S. Lampert	11/1/2011	Open Market Sales	1,366	$327.74
Edward S. Lampert	11/2/2011	Open Market Sales	23,891	$325.15
Edward S. Lampert	11/2/2011	Open Market Sales	1,163	$326.09
Edward S. Lampert	11/3/2011	Open Market Sales	24,088	$325.14
Edward S. Lampert	11/3/2011	Open Market Sales	449	$326.09
The Lampert Foundation	10/27/2011	Open Market Sales	301	$330.52
The Lampert Foundation	10/27/2011	Open Market Sales	499	$331.16
The Lampert Foundation	10/27/2011	Open Market Sales	52	$332.48
The Lampert Foundation	10/27/2011	Open Market Sales	1	$333.00
The Lampert Foundation	10/28/2011	Open Market Sales	117	$328.38
The Lampert Foundation	10/28/2011	Open Market Sales	23	$330.93
The Lampert Foundation	10/28/2011	Open Market Sales	5	$331.26
The Lampert Foundation	10/31/2011	Open Market Sales	137	$326.67
The Lampert Foundation	10/31/2011	Open Market Sales	257	$327.45
The Lampert Foundation	10/31/2011	Open Market Sales	4	$328.38
The Lampert Foundation	10/31/2011	Bona Fide Gift from Edward S. Lampert	15,335	N/A
The Lampert Foundation	11/1/2011	Open Market Sales	322	$326.99
The Lampert Foundation	11/1/2011	Open Market Sales	31	$327.74
The Lampert Foundation	11/2/2011	Open Market Sales	529	$325.15
The Lampert Foundation	11/2/2011	Open Market Sales	26	$326.09
The Lampert Foundation	11/3/2011	Open Market Sales	514	$325.14
The Lampert Foundation	11/3/2011	Open Market Sales	10	$326.09
Tynan, LLC[1]	10/27/2011	Open Market Sales	118	$330.52
Tynan, LLC[1]	10/27/2011	Open Market Sales	195	$331.16
Tynan, LLC[1]	10/27/2011	Open Market Sales	20	$332.48
Tynan, LLC[1]	10/27/2011	Open Market Sales	1	$333.00
Tynan, LLC[1]	10/28/2011	Open Market Sales	46	$328.38
Tynan, LLC[1]	10/28/2011	Open Market Sales	9	$330.93
Tynan, LLC[1]	10/28/2011	Open Market Sales	2	$331.26
Tynan, LLC[1]	10/31/2011	Open Market Sales	54	$326.67
Tynan, LLC[1]	10/31/2011	Open Market Sales	101	$327.45
Tynan, LLC[1]	10/31/2011	Open Market Sales	1	$328.38
Tynan, LLC[1]	11/1/2011	Open Market Sales	89	$326.99
Tynan, LLC[1]	11/1/2011	Open Market Sales	8	$327.74
Tynan, LLC[1]	11/2/2011	Open Market Sales	145	$325.15
Tynan, LLC[1]	11/2/2011	Open Market Sales	7	$326.09
Tynan, LLC[1]	11/3/2011	Open Market Sales	141	$325.14
Tynan, LLC[1]	11/3/2011	Open Market Sales	3	$326.09
William C. Crowley	10/27/2011	Open Market Sales	65	$330.52
William C. Crowley	10/27/2011	Open Market Sales	107	$331.16
William C. Crowley	10/27/2011	Open Market Sales	11	$332.48
William C. Crowley	10/28/2011	Open Market Sales	6	$328.38
William C. Crowley	10/28/2011	Open Market Sales	1	$330.93
William C. Crowley	10/28/2011	Open Market Sales	1	$331.26
William C. Crowley	10/31/2011	Open Market Sales	37	$326.67
William C. Crowley	10/31/2011	Open Market Sales	71	$327.45
William C. Crowley	10/31/2011	Open Market Sales	1	$328.38
William C. Crowley	11/1/2011	Open Market Sales	57	$326.99
William C. Crowley	11/1/2011	Open Market Sales	5	$327.74
William C. Crowley	11/2/2011	Open Market Sales	33	$325.15
William C. Crowley	11/2/2011	Open Market Sales	2	$326.09
William C. Crowley[2]	11/2/2011	Open Market Sales	141	$325.15
William C. Crowley[2]	11/2/2011	Open Market Sales	7	$326.09
William C. Crowley[2]	11/3/2011	Open Market Sales	73	$325.14
William C. Crowley[2]	11/3/2011	Open Market Sales	1	$326.09

 1 William C. Crowley is the sole manager of and a member of Tynan, LLC.

 2 These Shares are held in a grantor retained annuity trust, of which William C. Crowley is the trustee.